EXHIBIT 21

SUBSIDIARIES OF THE REGISTRANT

Subsidiary	State/Jurisdiction of Incorporation/Organization

Churchill Downs Management Company	Kentucky

Calder Race Course, Inc.	Florida

Tropical Park, Inc.	Florida

Churchill Downs California Company D/b/a Hollywood Park	Kentucky

Churchill Downs California Fall Operating Company d/b/a Hollywood Park	Kentucky

Arlington Park Racecourse, LLC	Illinois

Anderson Park, Inc.	Indiana

Hoosier Park, L.P. (limited partnership)	Indiana

Ellis Park Race Course, Inc.	Kentucky

Churchill Downs Louisiana Horseracing Company, L.L.C. d/b/a Fair Grounds	Louisiana